PE
01/07/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000327

DIVISION OF
CORPORATION FINANCE

February 14, 2013

Mark J. Sifferlen
Cummins Inc.
mark.sifferlen@cummins.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/14/13

Re: Cummins Inc.
Incoming letter dated January 7, 2013

Dear Mr. Sifferlen:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Cummins by John Chevedden. We also have received letters from the proponent dated January 8, 2013 and February 1, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/ corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cummins Inc.
Incoming letter dated January 7, 2013

The proposal requests that the board of directors adopt a policy that, whenever possible, the chairman of the board shall be an independent director, as defined in the proposal.

We are unable to concur in your view that Cummins may exclude portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Cummins may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Cummins Inc. (CMI)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company has not attempted to distinguish its position from *The Boeing Company* (Jan. 29, 2013) in regard to any purported irrelevance.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Mark J. Sifferlen <mark.sifferlen@cummins.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Cummins Inc. (CMI)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company does not address the proposal text it is concerned about in the context of its introductory sentence, "This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:"

The company provides almost no information to contest the accuracy of any proposal text that it is concerned about. The company information provided after statement 4 might be relevant if the proposal text had been converted to present tense.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Mark J. Sifferlen <mark.sifferlen@cummins.com>

[CMI: Rule 14a-8 Proposal, October 25, 2012, Revised November 26, 2012]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012 including 55%-support at Sempra Energy.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company high concern for executive pay – $17 million for former CEO Theodore Solso. Meanwhile, "between 1000 and 1500 people" will be laid off. And our directors did not turnaround most of the below low-hanging fruit of strengthening our corporate governance, which does not require one lay-off.

GMI said our highest paid executives were again given stock options that simply vest over time. Equity pay should have performance requirements to align with shareholder interests and market-priced stock options can provide rewards due to a rising market alone, regardless of an executive's performance. In addition, a significant portion of long-term incentive pay for our highest paid executives consisted of performance cash awards that paid out in cash and were based on overlapping two-year periods. Long-term cash awards do nothing to link executive performance to long-term shareholder value. Furthermore, two-year periods are far short of long-term.

William Miller received by far our highest negative votes (a negative 21%) and yet was on our executive pay and nomination committees. Mr. Miller also had 23-years long-tenure. Director independence could erode after 10-years. An independent perspective is so valued for a board of directors. Our Lead Director, Alexis Herman, who received our second highest negatives votes, was on the same committees as Mr. Miller and was also on our audit committee. Ms. Herman, with 11-years long-tenure, had a full-time job and was on the boards of 4 major companies with a total of 10 committee assignments – over-extension concern.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Independent Board Chairman – Proposal 4*



January 7, 2013

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Cummins Inc. Notice of Intention to Omit Portions of Shareholder Proposal Supporting Statement Submitted by John Chevedden*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Cummins Inc., an Indiana corporation (the "Company"), has received a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") from Mr. John Chevedden (the "Proponent") for inclusion in the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). The Company intends to omit or modify portions of the Supporting Statement from its proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 (materially false and misleading statements). We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits or modifies such portions of the Shareholder Proposal from its 2013 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent by email.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Mark J. Sifferlen
Vice President - Ethics & Compliance and Corporate Secretary

Cummins Inc.
One American Square
Suite 1800
Indianapolis, IN 46282 USA

Phone 1 317 610 2461
Fax 1 317 610 2526
cummins.com
mark.sifferlen@cummins.com



Background

The Proponent first submitted a version of the Proposal and Supporting Statement on October 26, 2012. The current version of the Proposal and Supporting Statement were then submitted by the Proponent on November 26, 2012.

The Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company.
>
> This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen."

A copy of the Proposal, the Supporting Statement and all related correspondence is attached hereto as Exhibit A.

The Company believes that whether the chairman of the board of directors should be an independent director is an appropriate topic for shareholder consideration at the 2013 Annual Meeting of Shareholders and is therefore not seeking to exclude the Proposal. However, as described below, the Supporting Statement includes elements that are unrelated to this topic and contrary to the Commission's rules. These portions of the Supporting Statement would, in their current form, detract from shareholders' ability to consider the topic of an independent board chair on its merits, and it is to ensure that shareholders are able to consider the topic of the Proposal fairly that the Company is seeking to exclude or modify the portions of the Supporting Statement that are contrary to the Commission's rules.

Basis For Exclusion or Modification

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal or supporting statement that are contrary to any of the Commission's proxy rules. This includes portions of supporting statements that are contrary to Rule 14a-9, which prohibits materially false or misleading statements. Staff Legal Bulletin No. 14B (Sep. 15, 2004) clarifies the Staff's views on the application of Rule 14a-8(i)(3) and Rule 14a-9, and specifically states that exclusion or modification of statements may be appropriate where (a) the statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual



foundation; (b) the company demonstrates objectively that a factual statement is materially false or misleading; or (c) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

Analysis

The Company believes that each of the following excerpts from the Supporting Statement is materially false or misleading to shareholders who are considering the Proposal. We also indicate how we propose to address each issue.

1. STATEMENT: *"GMI/The Corporate Library, an independent investment research firm, rated our company high concern for executive pay - $17 million for former CEO Theodore Solso."*

This portion of the Supporting Statement is misleading in that it is "irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The subject matter of the proposal is an independent chairman of the board. This portion of the Supporting Statement, however, relates exclusively to the topic of executive pay, on which there will be a separate "say on pay" vote in the 2013 Proxy Materials. Moreover, the pay described in the statement is not that of the Company's current chief executive officer, but relates to a past CEO who retired in December 2011. The pay of the Company's current CEO in 2011 was less than half of the $17 million figure cited in the Supporting Statement for the past CEO. Accordingly, this statement is not relevant to the subject matter of the Proposal and could cause shareholder confusion as to the topic of the Proposal on which the shareholders are being asked to vote.

The executive pay concerns cited above cannot be made relevant to the topic of an independent board chair by general references to corporate governance. Since corporate governance used broadly may encompass all types of decision-making within a corporate organization, allowing any topic to be connected to an independent board chair proposal with a mere reference to corporate governance would permit a supporting statement to serve as the basis for expressing displeasure on any decisions or conduct about which a proponent has a grievance, no matter how unrelated to the topic of the proposal. Such a practice would increase the risk of shareholder confusion by encouraging supporting statements unrelated to the proposal with which they are submitted and would violate both the spirit and letter of the Commission's proxy rules.

The Staff has previously concluded that irrelevant references to executive compensation in supporting statements for proposals on corporate governance topics may be omitted under Rule 14a-8(i)(3). In CIGNA Corporation (available February 16, 1988), for example, the Staff allowed CIGNA to omit portions of a supporting statement criticizing executive compensation



because they were unrelated to the subject matter of the proposal, which concerned fair price and supermajority voting provisions. Likewise, the portion of the Supporting Statement addressing executive compensation is unrelated to the issue of whether to require an independent board chairman and describes the compensation of a former executive who is no longer associated with the Company.

In addition, the Staff has in the past permitted exclusion of portions of a supporting statement that have no bearing on the subject matter of a proposal relating to the separation of the chairman and chief executive officer roles. For example, in Boise Cascade Corporation (available January 23, 2001), the proponent submitted a proposal requesting that two separate people hold the positions of chairman of the board and chief executive officer. The Staff permitted the company to exclude portions of the proposal's supporting statement that dealt with "irrelevant issues and misleading allegations" that would incite shareholders rather than "educating them on the advantages or disadvantages of a separate Chair and CEO."

In light of its irrelevance to the Proposal and the likelihood of shareholder confusion as to the topic of the Proposal on which the shareholders are being asked to vote, we intend to omit the sentence excerpted above from the Supporting Statement in its entirety.

2. STATEMENT: *"Meanwhile, "between 1000 and 1500 people" will be laid off. And our directors did not turnaround most of the below low-hanging fruit of strengthening our corporate governance, which does not require one lay-off."*

This portion of the Supporting Statement appears to be a reference to the Company's announcement in October 2012 that it was laying off some employees due to downturns in several of its markets. The reference to the layoffs was not included in the Proponent's first version of the Supporting Statement submitted on October 26, 2012 and was added only after the announcement, in a revised version of the Supporting Statement submitted on November 26, 2012. Like the first statement quoted above, this portion of the Supporting Statement is irrelevant to a consideration of the subject matter of the Proposal, resulting in a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote. While the subject matter of the proposal is an independent chairman of the board, this statement relates exclusively to a reduction in force, which is a matter of the Company's ordinary business operations. Accordingly, this statement is not relevant to the subject matter of the Proposal and could cause shareholder confusion as to the topic of the Proposal on which the shareholders are being asked to vote.

The Staff has previously concluded that unrelated references to employee relations and potential employment terminations in proposals on corporate governance topics could be omitted. In Knight-Ridder, Inc. (available December 28, 1995), for example, where a stockholder submitted a proposal that urged the board of directors to redeem any shareholder rights plan unless approved by the shareholders, the Staff concluded that a portion of the supporting statement describing Knight-Ridder's position on a strike against one of its



newspapers and the advisability of the continued employment of an employee could be omitted. The Staff stated that these paragraphs could be "confusing and misleading to the shareholders because they are unrelated to the subject matter of the proposal. " See also Freeport-McMoran (available March 27, 202) (concluding that there was a basis for excluding statements about shareholder topics that were unrelated to the proposal on the grounds that they may be false or misleading under Rule 14a-9).

Similarly, the portion of the Supporting Statement addressing potential reductions in force by the Company is likely to be confusing and misleading to shareholders because the topic is unrelated to the subject matter of the Proposal, which is whether to have an independent chairman of the board. We therefore intend to omit the references to layoffs from this portion of the Supporting Statement by modifying the sentences above to read as follows: "Our directors did not turn around most of the below low-hanging fruit of strengthening our corporate governance."

3. STATEMENT: *"GMI said our highest paid executives were again given stock options that simply vest over time. Equity pay should have performance requirements to align with shareholder interests and market-priced stock options can provide rewards due to a rising market alone, regardless of an executive's performance."*

Like the first excerpt from the Supporting Statement discussed above, this portion is "irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The subject matter of the proposal is an independent chairman of the board. This statement, however, relates exclusively to the topic of executive pay, on which there will be a separate "say on pay" vote in the 2013 Proxy Materials. Accordingly, this statement is not relevant to the subject matter of the Proposal and is likely to cause shareholder confusion as to the topic of the Proposal on which the shareholders are being asked to vote. We therefore intend to omit this sentence from the Supporting Statement in its entirety.

4. STATEMENT: *"In addition, a significant portion of long-term incentive pay for our highest paid executives consisted of performance cash awards that paid out in cash and were based on overlapping two-year periods. Long-term cash awards do nothing to link executive performance to long-term shareholder value. Furthermore, two-year periods are far short of long term."*

This portion of the Supporting Statement is objectively and materially false and misleading, as discussed further in the following paragraphs. In addition, it is, like the other portions of the Supporting Statement relating to executive compensation, "irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The subject matter of the proposal is an independent chairman of the board. This portion of the Supporting Statement, however, relates exclusively to the topic of executive pay, on which there



will be a separate "say on pay" vote in the 2013 Proxy Materials. Accordingly, this statement is not relevant to the subject matter of the Proposal and could cause shareholder confusion as to the topic of the Proposal on which the shareholders are being asked to vote. We therefore propose to omit the quoted sentences from the Supporting Statement in their entirety.

As well as being irrelevant, this portion of the Supporting Statement is objectively and materially false and misleading. Although, as disclosed in the Company's proxy statement for its 2012 annual meeting, the Company's long-term incentive awards for its executive officers prior to 2011 were based on two-year performance periods, since 2011 these awards have been based on three-year performance periods. The move to the current three-year performance cycles was disclosed in the proxy statement for the 2012 annual meeting: "In 2011, however, we transitioned these long-term grants to three-year performance cycles." Cummins Inc., Definitive Proxy Statement (Schedule 14A), at 22 (March 27, 2012). The objective inaccuracy of the references to two-year periods is material, moreover, since part of the Proponent's argument is that two-year periods are not "long term."

Additionally, the Proponent states that "a significant portion of long-term incentive pay for our highest paid executives consisted of performance cash awards that paid out in cash . . ." without reference to the fact that even a greater amount of this incentive pay is paid out in stock. This fact was highlighted in the proxy statement for the 2012 annual meeting. "Beginning with grants for 2011, the Compensation Committee decided that our long-term incentive compensation should be equally balanced among each of the three compensation elements of our long-term grants. As a result, for 2011, two-thirds of the targeted value of our long-term grants consisted of stock-based awards (one-third performance shares and one-third stock options) and one-third consisted of performance-based cash awards." Cummins Inc., Definitive Proxy Statement (Schedule 14A), at 22 (March 27, 2012). Highlighting that a "significant portion of long-term incentive pay" is paid out in cash without mentioning that even more is paid out in stock is materially misleading since part of the Proponent's argument is that "long-term cash awards do nothing to link executive performance to long-term shareholder value," when such cash awards are in fact the lesser part of a long-term incentive compensation package consisting mostly of stock.

Accordingly, if the Staff does not concur in our proposal to omit this portion of the Supporting Statement in its entirety as irrelevant to the proposal on an independent board chair, we propose to modify the sentences to read as follows in their entirety.

> "In addition, a portion of long-term incentive pay for our highest paid executives consisted in part of performance awards that paid out in cash and were based on overlapping three-year periods. Long-term cash awards do nothing to link executive performance to long-term shareholder value."

5. STATEMENT: *"William Miller received by far our highest negative votes (a negative 21%) and yet was on our executive pay and nomination committees . . . . Our Lead*



Director, Alexis Herman, who received our second highest negatives votes, was on the same committees as Mr. Miller and was also on our audit committee."

These portions of the Supporting Statement are irrelevant and misleading. The topic of the Proposal is whether to have an independent board chair, and the voting results of individual directors other than the chairman of the board have no connection to that topic. Furthermore, the Proponent's statement indirectly impugns Mr. Miller's and Ms. Herman's respective character, integrity and personal reputation by implying that "high . . . negative votes" and the receipt of the "second highest negative[] votes" indicate that their performance as a director has not been satisfactory. In fact, both Mr. Miller and Ms. Herman have been elected by a substantial majority each time they have been nominated.

As described above, the Staff has in the past permitted exclusion of portions of supporting statements that have no bearing on the proposal's subject matter, particularly where the portions deal with irrelevant issues and misleading allegations designed to incite shareholders rather than educate them about the subject of the proposal. See Boise Cascade Corporation (available January 23, 2001).

In light of the irrelevance of the excerpt above to the Proposal and the likelihood of shareholder confusion as to the topic of the Proposal on which the shareholders are being asked to vote, we intend to omit the text excerpted above from the Supporting Statement in its entirety.

Conclusion

As discussed above, the Company believes that the Supporting Statement contains numerous false and misleading statements that may be excluded from or modified in the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9. Therefore, based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes or modifies the excerpts from the Supporting Statement from its 2013 Proxy Materials as described above. As described above, the Company believes that whether the chairman of the board of directors should be an independent director is an appropriate topic for shareholder consideration at the 2013 Annual Meeting of Shareholders and is therefore not seeking to exclude the Proposal. However, the portions of the Supporting Statement highlighted above would, in their current form, detract from shareholders' ability to consider the topic of an independent board chair on its merits, and it is to ensure that shareholders are able to consider the topic of the Proposal fairly that the Company is seeking to exclude or modify the portions of the Supporting Statement that are contrary to the Commission's rules.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If we can be of any further assistance in this matter, please do not hesitate to contact me by phone at (317) 610-2461 or by email at mark.sifferlen@cummins.com or to contact Steven R. Barth of Foley & Lardner LLP by phone at (414) 297-5662 or by email at sbarth@foley.com.



Very truly yours,

Mark Sifferlen
Vice President - Ethics and Compliance and Corporate Secretary
Cummins Inc.

Attachment

cc: John Chevedden (w/attachments – via email)

EXHIBIT A

[CMI: Rule 14a-8 Proposal, October 25, 2012, Revised November 26, 2012]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012 including 55%-support at Sempra Energy.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company high concern for executive pay – $17 million for former CEO Theodore Solso. Meanwhile, "between 1000 and 1500 people" will be laid off. And our directors did not turnaround most of the below low-hanging fruit of strengthening our corporate governance, which does not require one lay-off.

GMI said our highest paid executives were again given stock options that simply vest over time. Equity pay should have performance requirements to align with shareholder interests and market-priced stock options can provide rewards due to a rising market alone, regardless of an executive's performance. In addition, a significant portion of long-term incentive pay for our highest paid executives consisted of performance cash awards that paid out in cash and were based on overlapping two-year periods. Long-term cash awards do nothing to link executive performance to long-term shareholder value. Furthermore, two-year periods are far short of long-term.

William Miller received by far our highest negative votes (a negative 21%) and yet was on our executive pay and nomination committees. Mr. Miller also had 23-years long-tenure. Director independence could erode after 10-years. An independent perspective is so valued for a board of directors. Our Lead Director, Alexis Herman, who received our second highest negatives votes, was on the same committees as Mr. Miller and was also on our audit committee. Ms. Herman, with 11-years long-tenure, had a full-time job and was on the boards of 4 major companies with a total of 10 committee assignments – over-extension concern.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***